Exhibit 99.2

Nova Measuring Instruments Ltd.

IMPORTANT ANNUAL MEETING INFORMATION

Using a black ink pen, mark your votes with an X as shown in this example. Please do not write outside the designated areas. ☒

Annual Meeting Proxy Card
▼ PLEASE FOLD ALONG THE PERFORATION, DETACH AND RETURN THE BOTTOM PORTION IN THE ENCLOSED ENVELOPE ▼

A Items
Item No. 1
Re-election of each of Messrs. Michael Brunstein, Alon Dumanis, Avi Cohen and Raanan Cohen as a director of the Company to hold office until the close of the next annual				By signing this proxy card the undersigned hereby certifies that, unless the undersigned contacts the Company as required below, the undersigned is not a “Controlling Shareholder”. For purposes of this proxy card, a “Controlling Shareholder” means a shareholder having the ability to direct the activities of the Company, other than by virtue of being an office holder, including, for the purpose of Proposal No. 3, a person who holds 25% or more of the voting rights in the general meeting of the Company if there is no other person who holds more than 50% of the voting rights in the company. A shareholder is presumed to be a Controlling Shareholder if the shareholder holds or controls, by himself or together with others, one half or more of any one of the “means of control” of a company. “Means of control” is defined as any one of the following: (i) the right to vote at a general meeting of a company, or (ii) the right to appoint directors of a company or its chief executive officer.
	For	Against	Abstain
01 - Dr. Michael Brunstein	☐	☐	☐

02 - Dr. Alon Dumanis	☐	☐	☐

03 - Avi Cohen	☐	☐	☐

04 - Raanan Cohen	☐	☐	☐

Item No. 2	For	Against	Abstain
Election of Ms. Dafna Gruber as an external director of the Company for a three year term, commencing as of April 29, 2015.	☐	☐	☐	By signing this proxy card the undersigned hereby certifies that the undersigned has no “personal interest,” as defined under the Israeli Companies Law, in each of Proposal No. 2 and Proposal No.3 above. A “personal interest” of a shareholder in an action or transaction of a company includes a personal interest of any of the shareholder’s relatives (i.e. spouse, brother or sister, parent, grandparent, child as well as child, brother, sister or parent of such shareholder’s spouse or the spouse of any of the above) or an interest of a company with respect to which the shareholder or the shareholder’s relative (as defined above) holds 5% or more of such company’s issued shares or voting rights, in which any such person has the right to appoint a director or the chief executive officer or in which any such person serves as director or the chief executive officer, including the personal interest of a person voting pursuant to a proxy which the proxy grantor has a personal interest, whether or not the person voting pursuant to such proxy has discretion with regards to the vote; and excludes an interest arising solely from the ownership of ordinary shares of a company.

Item No. 3	For	Against	Abstain
Approval of the amendments to the employment terms of Mr. Eitan Oppenhaim, the President and Chief Executive Officer of the Company.	☐	☐	☐

Item No. 4	For	Against	Abstain
Approval and ratification of the appointment of Kost Forer Gabbay & Kasierer., a member of Ernest & Young, as the independent auditors of the Company for the period ending at the close of the next annual general meeting.
	☐	☐	☐

Shareholders entitled to notice of and to vote at the meeting shall be determined as of the close of business on March 25, 2015, the record date fixed by the Board of Directors for such purpose.

The signer hereby revokes all previous proxies given by the signer to vote at the annual general meeting or any adjournments thereof.

1 U P X

▼PLEASE FOLD ALONG THE PERFORATION, DETACH AND RETURN THE BOTTOM PORTION IN THE ENCLOSED ENVELOPE. ▼

Nova Measuring Instruments Ltd.
Weizmann Science Park, Building 22, 2nd Floor
Einstein Street, Ness Ziona, Israel
Tel: +972-73-2295600
Fax: +972-8-940776

THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS OF NOVA MEASURING INSTRUMENTS LTD.

The undersigned, a shareholder of Nova Measuring Instruments Ltd. (the “Company”), an Israeli corporation, hereby appoints Michael Brunstein and Dror David, and each of them acting individually, as the attorney and proxy of the undersigned, with full power of substitution, for and in the name of the undersigned, to vote and otherwise act on behalf of the undersigned at the annual general meeting of shareholders of the Company to be held at the offices of the Company, Building 22 (2nd floor) Weizmann Science Park, Einstein Street, Ness Ziona, on April 28, 2015, at 5:00 p.m. Israel time (10:00 a.m. Eastern time), or at any adjournment(s) or postponement(s) thereof, with respect to all of the ordinary shares, par value NIS 0.01, of the Company (the “Shares”) which the undersigned would be entitled to vote, with all powers the undersigned would possess if personally present, provided said proxies are authorized and directed to vote as indicated with respect to the matter set forth below this Proxy. Subject to applicable law and the rules of NASDAQ, in the absence of such instructions, the Shares represented by properly executed and received proxies will be voted “FOR” all of the proposed resolutions to be presented to the annual general meeting or any adjournment(s) or postponement(s) thereof for which the Board of Directors recommends a “FOR” vote, other than Proposal No. 2 and No. 3.

This proxy also delegates, to the extent permitted by applicable law, discretionary authority to vote with respect to any other business which may properly come before the annual general meeting or any adjournment(s) or postponement(s) thereof.

WHETHER OR NOT YOU EXPECT TO ATTEND THE MEETING, PLEASE COMPLETE, DATE AND SIGN THIS FORM OF PROXY AND MAIL THE ENTIRE PROXY PROMPTLY, ALONG WITH PROOF OF IDENTITY IN ACCORDANCE WITH THE COMPANY’S PROXY STATEMENT, IN THE ENCLOSED ENVELOPE IN ORDER TO ASSURE REPRESENTATION OF YOUR SHARES. NO POSTAGE NEED BE AFFIXED IF THE PROXY IS MAILED IN THE UNITED STATES.

 B     Non-Voting Items
Change of Address — Please print your new address below.

Meeting Attendance Mark box to the right if you plan to attend the annual general meeting.	☐

 C     Authorized Signatures — This section must be completed for your vote to be counted. — Date and Sign Below
Please sign exactly as your name(s) appears on the Proxy. If held in joint tenancy, the shareholder named first in the Company's register must sign. Trustees, Administrators, etc., should include title and authority. Corporation should provide full name of corporation and title of authorized officer signing the Proxy. PLEASE BE SURE TO RETURN THE ENTIRE PROXY ALONG WITH PROOF OF IDENTITY AS DESCRIBED IN THE COMPANY'S PROXY STATEMENT.

Date (mm/dd/yyyy) — Please print date below	Signature 1 — Please keep signature within the box.	Signature 2 — Please keep signature within the box.

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